UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           SUN HEALTHCARE GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    866933401
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    866933401
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable

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  6)   Citizenship or Place of Organization:    United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   972,562*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     2.3%*
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  14)  Type of Reporting Person (See Instructions):     IA, IN
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* Cerberus Partners, L.P., a Delaware limited partnership  ("Cerberus"),  is the holder of (i) 657,602 shares of the common stock, par value $0.01 per share (the
"Shares"),   of  Sun  Healthcare  Group,  Inc.,  a  Delaware   corporation  (the
"Company"), and (ii) a warrant (the "Warrant") which, subject to certain exercise restrictions contained therein, entitles Cerberus to purchase up to an aggregate of 314,960 additional Shares at an exercise price of $12.65 per share. The number of Shares purchasable upon exercise of the Warrant and the exercise price therefor are subject to adjustment under certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of February 15, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 972,562 Shares, or 2.3% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Prospectus Supplement, as filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(3), there were 42,881,195 Shares issued and outstanding as of December 21, 2006. As of February 15, 2007, Cerberus held (i) 657,602 Shares, and (ii) a Warrant to purchase up to an aggregate of 314,960 additional Shares.

          Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of February 15, 2007, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 972,562 Shares, or 2.3% of the Shares deemed issued and outstanding as of that date.

          During the sixty days on or prior to February 15, 2007, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof was the sale of 129,800 Shares at $14.09 per Share, which sale was effected in an ordinary brokerage transaction.

          As of February 15, 2007, Stephen Feinberg no longer beneficially owned more than five percent of the Shares.



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              March 20, 2007


                                               /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).